EXHIBIT 99.1

Fury Restarts Drill Program at the Eau Claire Deposit and Percival Prospect

VANCOUVER, Canada – July 10, 2023 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that it has restarted exploration activities at the Eau Claire high-grade gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec following the easing of the Province’s emergency fire evacuation order. Following the removal of the prohibition of access to and travel within forests around the Eau Claire project, Fury remobilized crews to continue the previously announced 2023 exploration drill program focussed on the continued expansion of both the Eau Claire deposit and the Percival Prospect.

“Our thoughts go out to the communities who were and continue to be affected by the fires in Quebec. We are thankful for the quick action and clear communication by the various Quebec Ministries and Societies to ensure the safety of local residents including the Fury team,” stated Tim Clark, CEO of Fury. “After a brief pause, we are excited to be drilling again at Eau Claire where we will continue to follow up on our 2022 successes at our high-priority targets at the Eau Claire deposit and Percival Prospect. With two drills turning through the summer, we expect drill results in the coming months."

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.4%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

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Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com